

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

October 19, 2016

Alex G. Stallings
Chief Financial Officer
Blueknight Energy Partners, L.P.
201 NW 10th, Suite 200
Oklahoma City, Oklahoma 73103

Re: **Blueknight Energy Partners, L.P.**
Registration Statement on Form S-3
Filed September 30, 2016
File No. 333-213872

Dear Mr. Stallings:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you have submitted a confidential treatment request with respect to certain agreements filed on October 5, 2016 with your Form 8-K which has been incorporated by reference into this registration statement. Please note comments, if any, to the confidential treatment request will be issued under separate cover.

Exhibit 5.1

2. Please ensure that counsel revises the opinion to clarify whether purchasers of any equity securities will have any obligation to make payments to the Partnership or its creditors (other than the purchase price) or contributions to the Partnership or its creditors solely by reason of the purchasers' ownership of the securities. For guidance, refer to Staff Legal Bulletin No. 19 at Section II.B.1.b, including footnote 10. In that regard, we note

that counsel states in its opinion that the units will be "nonassessable (except in each case as such nonassessability may be affected by Sections 18-607 and 18-804 of the Act)." The opinion should not require the reader to refer to external sources to determine how or whether purchasers might have to make future payments. Please also clarify the Act that counsel makes reference to.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844, or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Legal Branch Chief
Office of Natural Resources